Exhibit 99.1

Virax Biolabs Group Limited Announces $5 Million Registered Direct Offering of Ordinary Shares

LONDON, August 21, 2024/PRNewswire/-- Virax Biolabs Group Limited (“Virax” or the “Company”) (Nasdaq: VRAX), an innovative biotechnology company focused on the detection of immune responses and diagnosis of viral diseases, announced today that it has entered into a definitive agreement for the issuance and sale of an aggregate of 1,108,892 of its ordinary shares at a purchase price of $4.50 per share in a registered direct offering. The closing of the offering is expected to occur on or about August 23, 2024, subject to the satisfaction of customary closing conditions.

H.C. Wainwright & Co. is acting as the exclusive placement agent for the offering.

The gross proceeds to the Company from the offering are expected to be approximately $5 million, before deducting the placement agent’s fees and other offering expenses payable by the Company. The Company currently intends to use the net proceeds from the offering [for working capital and general corporate purposes.

The securities described above are being offered and sold by the Company pursuant to a “shelf” registration statement on Form F-3 (Registration No. 333-275893), including a base prospectus, previously filed with the Securities and Exchange Commission (“SEC”) on December 5, 2023, and declared effective by the SEC on December 15, 2023. The securities to be issued in the registered direct offering are being offered only by means of a prospectus, including a prospectus supplement, forming a part of the effective registration statement. A final prospectus supplement and the accompanying base prospectus relating to, and describing the terms of, the registered direct offering will be filed with the SEC and will be available on the SEC’s website located at http://www.sec.gov. Electronic copies of the final prospectus supplement and the accompanying base prospectus relating to the registered direct offering, when available, may also be obtained by contacting H.C. Wainwright & Co., LLC at 430 Park Avenue, 3rd Floor, New York, NY 10022, by phone at (212) 856-5711 or e-mail at placements@hcwco.com.

This press release does not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or other jurisdiction.

About Virax Biolabs Group Limited

Virax Biolabs Group Limited is an innovative biotechnology company focused on the detection of immune responses to and diagnosis of viral diseases. Virax Biolabs Group Limited is currently developing T-Cell-based test technologies with the intention of providing an immunology profiling platform. T-Cell testing can be particularly effective in the diagnosis and therapeutics of post-viral syndromes such as Long COVID and other chronic conditions linked to immune dysregulation.

For more information, please visit www.viraxbiolabs.com.

Safe Harbor Statement

This press release contains forward-looking statements. In addition, from time to time, we or our representatives may make forward-looking statements orally or in writing. We base these forward-looking statements on our expectations and projections about future events, which we derive from the information currently available to us. Such forward-looking statements relate to future events or our future performance, including: statements related to the completion of the registered direct offering, the satisfaction of customary closing conditions related to the registered direct offering, the intended use of proceeds from the registered direct offering, our financial performance and projections, our growth in revenue and earnings, and our business prospects and opportunities. You can identify forward-looking statements by those that are not historical in nature, particularly those that use terminology such as "may," "should," "expects," "anticipates," "contemplates," "estimates," "believes," "plans," "projected," "predicts," "potential," or "hopes" or the negative of these or similar terms. In evaluating these forward-looking statements, you should consider various factors, including: market and other conditions; our ability to change the direction of the Company; our ability to keep pace with new technology and changing market needs; and the competitive environment of our business. These and other factors may cause our actual results to differ materially from any forward-looking statement. Forward-looking statements are only predictions. The forward-looking events discussed in this press release and other statements made from time to time by us or our representatives, may not occur, and actual events and results may differ materially and are subject to risks, uncertainties, and assumptions about us. These forward-looking statements are based on information currently available to Virax and its current plans or expectations and are subject to a number of known and unknown uncertainties, risks and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. These and other important factors are described in detail in the "Risk Factors" section of Virax's Annual Report on Form 20-F for the year ended March 31, 2024. Although we believe the expectations reflected in such forward-looking statements are reasonable, we can give no assurance that such expectations will prove to be correct. We are not obligated to publicly update or revise any forward-looking statement, whether as a result of uncertainties and assumptions, the forward-looking events discussed in this press release and other statements made from time to time by us or our representatives might not occur.

Investor Relations Contact:

Russo Partners, LLC

Nic Johnson and Adanna Alexander

12 West 27th Street

4th Floor

New York, NY 10001

M: 303-482-6405

nic.johnson@russopartnersllc.com

SOURCE Virax Biolabs